Filed Pursuant to Rule 424 (b)(2)
Registration No. 333-206953

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index	$17,626,550	$2,194.51

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-206953

(To Prospectus dated September 15, 2015,

Prospectus Supplement dated March 3, 2016 and

Product Supplement EQUITY INDICES LIRN-1 dated

  April 24, 2018)

The notes are being issued by SunTrust Banks, Inc. (“SunTrust”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet, page PS-7 of product supplement EQUITY INDICES LIRN-1 and page S-2 of the accompanying Series A MTN prospectus supplement.

The initial estimated value of the notes as of the pricing date is $9.625 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-10 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price	$ 10.000	$ 17,626,550.000

Underwriting discount	$ 0.225	$ 396,597.38

Proceeds, before expenses, to SunTrust	$ 9.775	$ 17,229,952.63

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

August 30, 2018

1,762,655 Units $10 principal amount per unit CUSIP No. 867914830 Pricing Date Settlement Date Maturity Date August 30, 2018 September 7, 2018 August 27, 2021 SunTrust Banks, Inc. Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index
Maturity of approximately three years
158.00% leveraged upside exposure to increases in the Index
1-to-1 downside exposure to decreases in the Index beyond a 25.00% decline, with up to 75.00% of your principal at risk
All payments occur at maturity and are subject to the credit risk of SunTrust Banks, Inc., as issuer of the notes
No periodic interest payments
In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
Limited secondary market liquidity, with no exchange listing

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Summary

The Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021 (the “notes”) are our senior unsecured debt securities. The notes are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of SunTrust’s other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SunTrust, as issuer. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the EURO STOXX 50® Index (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Participation Rate) are based on SunTrust’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. SunTrust’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our pricing models, which take into consideration SunTrust’s internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-10.

Terms of the Notes

Issuer:	SunTrust Banks, Inc. (“SunTrust”)
Principal Amount:	$10.00 per unit
Term:	Approximately three years
Market Measure:	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), a price return index.
Starting Value:	3,430.99
Ending Value:

The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES LIRN-1.

Threshold Value:	2,573.24 (75% of the Starting Value, rounded to two decimal places).
Participation Rate:	158%
Maturity Valuation Period:	August 18, 2021, August 19, 2021, August 20, 2021, August 23, 2021 and August 24, 2021
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-10.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES LIRN-1 dated April 24, 2018:

https://www.sec.gov/Archives/edgar/data/750556/000119312518128939/d496427d424b2.htm

▪	Series A MTN prospectus supplement dated March 3, 2016:

https://www.sec.gov/Archives/edgar/data/750556/000119312516491727/d68584d424b2.htm

▪	Prospectus dated September 15, 2015:

https://www.sec.gov/Archives/edgar/data/750556/000119312515320537/d11086ds3asr.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to SunTrust.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek 100% principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Hypothetical Payout Profile and Examples of Payments at Maturity

This graph reflects the returns on the notes, based on the Participation Rate of 158% and the Threshold Value of 75% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Threshold Value of 75, the Participation Rate of 158% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$2.500	-75.00%
50.00	-50.00%	$7.500	-25.00%
65.00	-35.00%	$9.000	-10.00%
75.00(3)	-25.00%	$10.000	0.00%
80.00	-20.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
94.00	-6.00%	$10.000	0.00%
97.00	-3.00%	$10.000	0.00%
100.00(2)	0.00%	$10.000	0.00%
102.00	2.00%	$10.316	3.16%
105.00	5.00%	$10.790	7.90%
110.00	10.00%	$11.580	15.80%
120.00	20.00%	$13.160	31.60%
130.00	30.00%	$14.740	47.40%
140.00	40.00%	$16.320	63.20%
150.00	50.00%	$17.900	79.00%
160.00	60.00%	$19.480	94.80%

(1)	The Redemption Amount per unit is based on the Participation Rate.

(2)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 3,430.99, which was the closing level of the Market Measure on the pricing date.

(3)	This is the hypothetical Threshold Value.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Redemption Amount Calculation Examples

Example 1

The Ending Value is 65.00, or 65.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	75.00

Ending Value:	65.00

$10 –	[	$10 ×	(75 – 65)	]	= $9.00 Redemption Amount per unit
100

Example 2

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	75.00

Ending Value:	90.00

Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3

The Ending Value is 150.00, or 150.00% of the Starting Value:

Starting Value:	100.00

Ending Value:	150.00

$10 +	[	$10 × 158.00% ×	(150 – 100)	]	= $17.90 Redemption Amount per unit
100

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1 and page S-2 of the Series A MTN prospectus supplement. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪

Our initial estimated value of the notes set forth on the cover page is lower than the public offering price of the notes and may differ from the market value of the notes in the secondary market, if any. The public offering price of the notes exceeds our initial estimated value of the notes because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the public offering price of the notes. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the value of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the expected hedging related charge, all as further described in “Structuring the Notes” beginning on page TS-10. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in the secondary market (if any exists) and will affect the value of the notes in complex and unpredictable ways.

▪

Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate for market linked notes, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Our estimated value does not represent a minimum price at which we or any other party would be willing to buy the notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes is not determined by reference to credit spreads for our conventional fixed-rate debt.

▪

A trading market is not expected to develop for the notes. None of us or MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪

The trading and hedging activities of us, MLPF&S and our respective affiliates (including trades in shares of companies included in the Index) and any hedging and trading activities that we, MLPF&S or our respective affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Index and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

▪

While we, MLPF&S or our respective affiliates may from time to time own securities included in the Market Measure, we, MLPF&S and our respective affiliates do not control any company included in the Market Measure, and have not verified any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Considerations” beginning on page PS-27 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Eurex (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX” or “Index sponsor”). STOXX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of STOXX discontinuing publication of the Index are discussed in the section of product supplement EQUITY INDICES LIRN-1 beginning on page PS-19 entitled “Description of LIRNs – Discontinuance of an Index.” None of us, BAC, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index was created by STOXX, which is part of the Deutsche Börse Group. Publication of the Index began in February 1998, based on an initial Index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the Index.

Index Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the Index are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The Index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Index is subject to a “fast exit rule.” The Index components are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the Index if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list. The highest-ranked stock that is not an index component will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The Index is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The Index is also reviewed on an ongoing monthly basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Index composition are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

Index Calculation

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

The “free float market capitalization of the Index” is equal to the sum of the product of the price, the number of shares and the free float factor and the weighting cap factor for each component stock as of the time the Index is being calculated.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. STOXX does not guarantee the accuracy or the completeness of the Index or any data included in the Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the notes at maturity.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through August 30, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 3,430.99.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

SunTrust Banks, Inc. has entered into a tri-party license agreement with STOXX providing for the license to it and certain of its affiliated companies, including us, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Index) in connection with certain securities, including the notes.

The license agreement requires that the following language be stated in this term sheet:

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the notes. STOXX and its Licensors do not:

◾	sponsor, endorse, sell, or promote the notes;

◾	recommend that any person invest in the notes or any other securities;

◾	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the notes;

◾	have any responsibility or liability for the administration, management, or marketing of the notes; or

◾	consider the needs of the notes or the holders of the notes in determining, composing, or calculating the Index, or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically:

◾	STOXX and its Licensors do not make any warranty, express or implied, and disclaims any and all warranty concerning:

o	the results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the Index and the data included in the Index;

o	the accuracy or completeness of the Index and its data;

o	the merchantability and the fitness for a particular purpose or use of the Index and its data;

o	STOXX and its Licensors will have no liability for any errors, omissions, or interruptions in the Index or its data; and

◾	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement discussed above is solely for our benefit and that of STOXX, and not for the benefit of the holders of the notes or any other third parties.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or one of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding SunTrust or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these types of notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-15 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due August 27, 2021

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

◾	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

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You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as prepaid financial contracts with respect to the Index.

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Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page PS-27 of the product supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

◾	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

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Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion (including the opinion of our counsel, King & Spalding LLP) under the section entitled “U.S. Federal Income Tax Considerations” beginning on page PS-27 of product supplement EQUITY INDICES LIRN-1.

Validity of the Notes

In the opinion of King & Spalding LLP, as counsel to SunTrust, when the notes offered by this term sheet have been executed and issued by SunTrust and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and legally binding obligations of SunTrust, enforceable against SunTrust in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally, and the effects of general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the federal laws of the Unites States of America and the laws of the states of New York and Georgia. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution, delivery and, with respect to the notes, authentication, of the indenture and the notes and the validity, binding nature and enforceability of the indenture and notes with respect to the trustee, all as stated in the letter of such counsel dated September 15, 2015, which has been filed as an exhibit to SunTrust’s Registration Statement relating to the notes filed with the SEC on such date.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Leveraged Index Return Notes®	TS-11